

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2025

J. Peter Lloyd
Chief Financial Officer and Director
EQT Exeter Real Estate Income Trust, Inc.
Five Radnor Corporate Center
100 Matsonford Road, Suite 250
Radnor, PA 19087

   Re: EQT Exeter Real Estate Income Trust, Inc.
     Form 10-K for the year ended December 31, 2023
     File No. 333-273163

Dear J. Peter Lloyd:

  We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction